Exhibit (a)(1)(A)

BLACKROCK CAPITAL INVESTMENT CORPORATION

Offer to Purchase for Cash

any and all outstanding

5.50% Convertible Senior Notes Due 2018

(CUSIP No. 092533AB4)

The Tender Offer (as defined herein) will expire at 12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 p.m., New York City time, on September 25, 2017), or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated, in the Company’s sole discretion. You must validly tender your Notes (as defined below) at or prior to the Expiration Date to be eligible to receive the Purchase Price (as defined below) for such Notes. The Purchase Price will be payable in cash. Tendered Notes may be validly withdrawn from the Tender Offer at or prior to the Expiration Date. The Tender Offer is subject to the satisfaction or waiver of certain conditions as set forth under the heading “The Terms of the Tender Offer–Conditions to the Tender Offer.”

Upon the terms and subject to the conditions described in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer Documents”), BlackRock Capital Investment Corporation, a Delaware corporation (the “Company,” “BlackRock Capital,” “we,” “us,” or “our”), hereby offers to purchase any and all of its $115.0 million aggregate principal amount of outstanding 5.50% Convertible Senior Notes due 2018 (the “Notes”) for cash in an amount equal to $1,015.00 per $1,000 principal amount of validly tendered and accepted Notes purchased (the “Purchase Price”), plus accrued and unpaid interest on such Notes, if any, from August 15, 2017, up to, but not including, the Settlement Date (as defined herein) (“Accrued Interest”). The Company refers to the offer to purchase the Notes as the “Tender Offer.” The Tender Offer is open to all registered holders (individually, a “Holder” and, collectively, the “Holders”) of the Notes. The Tender Offer is subject to the satisfaction or waiver, in the Company’s sole discretion, of certain conditions as described herein. See “The Terms of the Tender Offer–Conditions to the Tender Offer.” The Tender Offer is not conditioned upon a minimum amount of Notes being tendered. The purpose of the Tender Offer is to reduce the principal amount of outstanding Notes, which mature on February 15, 2018. The Offer Documents contain important information that should be read before any decision is made with respect to the Tender Offer. In particular, see “Certain Considerations” beginning on page 24 for a discussion of certain factors you should consider in connection with the Tender Offer.

Requests for additional copies of this Offer to Purchase or for copies of the related Letter of Transmittal and requests for assistance relating to the procedures for tendering Notes may be directed to Global Bondholder Services Corporation, which is serving as depositary and information agent in connection with the Tender Offer (the “Depositary,” the “Information Agent” or the “Depositary and Information Agent”) at the address and telephone number on the back cover page of this Offer to Purchase. Beneficial owners may contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance regarding the Tender Offer.

NONE OF THE COMPANY, ITS BOARD OF DIRECTORS, ITS OFFICERS, THE DEPOSITARY AND INFORMATION AGENT, THE TRUSTEE UNDER THE INDENTURE GOVERNING THE NOTES (THE “TRUSTEE”) OR THE SECURITIES ADMINISTRATOR UNDER THE INDENTURE GOVERNING THE NOTES (THE “SECURITIES ADMINISTRATOR”), OR ANY OF THEIR RESPECTIVE AFFILIATES, IS MAKING ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER ANY NOTES IN RESPONSE TO THE TENDER OFFER. HOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO PARTICIPATE IN THE TENDER OFFER AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Offer to Purchase dated August 28, 2017

The Tender Offer commenced on August 28, 2017 and will expire on the Expiration Date, unless earlier terminated by the Company. No tenders will be valid if submitted after the Expiration Date. If your Notes are held by a broker, dealer, commercial bank, trust company, custodian or other nominee (each, a “Nominee”), such Nominee may have an earlier deadline for accepting the offer. You should promptly contact such Nominee that holds your Notes to determine its deadline. The Tender Offer is open to all registered Holders of the Notes.

The Company will purchase any Notes that have been validly tendered at or prior to the Expiration Date and accepted for purchase, subject to all conditions to the Tender Offer having been either satisfied or waived by the Company, promptly following the Expiration Date (the date of such acceptance and purchase, the “Settlement Date”). The Settlement Date is expected to occur within three business days following the Expiration Date, assuming the conditions to the Tender Offer have been either satisfied or waived by the Company at or prior to the Expiration Date.

Subject to compliance with applicable law, the Company reserves the right, in its sole discretion, to: (1) extend the Expiration Date to a later date and time as announced by the Company; (2) waive or modify in whole or in part any or all of the conditions to the Tender Offer; (3) delay the acceptance for purchase of any Notes or delay the purchase of any Notes; or (4) otherwise modify or terminate the Tender Offer. In the event that the Tender Offer is terminated or otherwise not completed, the Purchase Price will not be paid or become payable to Holders of the Notes, without regard to whether such Holders have validly tendered their Notes (in which case, such tendered Notes will be promptly returned to Holders). The Company will publicly announce any extension, termination or amendment in the manner described under “The Terms of the Tender Offer–Announcements.” There can be no assurance that the Company will exercise its right to extend, terminate or amend the Tender Offer. See “The Terms of the Tender Offer–Expiration Date; Extension; Termination and Amendment.”

Notwithstanding any other provision of the Tender Offer, the Company’s obligation to accept for purchase, and to pay for, any Notes validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the General Conditions and the Credit Facility Condition (as defined herein). The Company expects to use borrowings under its existing revolving credit facility (the “Credit Facility,” which is described in more detail in “Source of Funds”) and cash on hand to finance its payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us. As of August 28, 2017, approximately $440.0 million was available for borrowing under the Credit Facility. At the time of offer, the Company does not have any alternative financing or plans in the event that borrowings under the Credit Facility are unavailable or such borrowings and cash on hand are insufficient to finance the Company’s payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us. The conditions to the Tender Offer are for the sole benefit of the Company and may be asserted by the Company in its sole discretion and may be waived by the Company in whole or in part, at any time and from time to time, in the sole discretion of the Company, regardless of whether any other condition of the Tender Offer is also waived. If the Tender Offer is terminated at any time, the Notes validly tendered and not previously accepted and purchased will be promptly returned to the tendering Holders. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered. See “The Terms of the Tender Offer–Conditions to the Tender Offer.”

Withdrawal rights with respect to the Notes will terminate on the Expiration Date. Thereafter, tenders are irrevocable except that Notes not yet accepted for purchase may be withdrawn at any time after October 24, 2017 (40 business days after the commencement of the Tender Offer). For the withdrawal of a tendered Note to be valid, such withdrawal must comply with the procedures set forth in “The Terms of the Tender Offer–Withdrawal of Tenders.”

In the event that the Company modifies the Purchase Price and there are fewer than 10 business days remaining from and including the date of the announcement of such modification to and including the Expiration Date, the Company will extend the Expiration Date so that at least 10 business days remain until the Expiration Date.

See “Certain U.S. Federal Income Tax Consequences” for a discussion of certain tax matters that should be considered in evaluating the Tender Offer.

If you do not tender your Notes or if you tender Notes that are not accepted for purchase, you will continue to hold your Notes and they will remain outstanding. If the Company consummates the Tender Offer, the trading market for the Notes may be significantly more limited. For a discussion of this and other risks, see “Certain Considerations.”

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IMPORTANT DATES

Holders of Notes should take note of the following dates in connection with the Tender Offer, which dates may be extended:

Date	Calendar Date and Time	Event
Expiration Date	12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 p.m., New York City time, on September 25, 2017)	The last date and time for you to validly tender Notes.

Settlement Date	For Notes that have been validly tendered at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, settlement will occur on the Settlement Date, which is expected to occur within three business days following the Expiration Date, assuming the conditions to the Tender Offer have been either satisfied or waived by the Company at or prior to the Expiration Date.	The date you are paid the Purchase Price for all Notes that are validly tendered at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, plus Accrued Interest.

IMPORTANT INFORMATION

The Notes are represented by one or more global certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company (“DTC”), and held in book-entry form through DTC. DTC is the only registered holder of the Notes. DTC facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

A beneficial owner whose Notes are held by a Nominee and who desires to tender such Notes in the Tender Offer must contact its Nominee and instruct such Nominee to tender its Notes on such beneficial owner’s behalf. Accordingly, beneficial owners wishing to participate in the Tender Offer should contact their Nominee as soon as possible in order to determine the time by which such owner must take action in order to so participate. See “The Terms of the Tender Offer–Procedure for Tendering Notes.”

DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were Holders. To properly tender Notes, the Depositary and Information Agent must receive, at or prior to the Expiration Date:

•	a timely confirmation of book-entry transfer of such Notes according to the procedure for book-entry transfer described in this Offer to Purchase; and

•	an Agent’s Message (as defined herein) through the automated tender offer program (“ATOP”) of DTC or a properly completed and duly executed Letter of Transmittal.

There are no guaranteed delivery procedures provided for by the Company in order to tender Notes in the Tender Offer. For more information regarding the procedures for tendering your Notes, see “The Terms of the Tender Offer–Procedure for Tendering Notes.”

You should read this Offer to Purchase, including the documents incorporated by reference herein, and the Letter of Transmittal carefully before making a decision to tender your Notes.

THIS OFFER TO PURCHASE AND RELATED DOCUMENTS DO NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL NOTES IN ANY JURISDICTION OR IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

Neither the delivery of this Offer to Purchase and any related documents nor any purchase of Notes by the Company will, under any circumstances, create any implication that the information contained in this Offer to Purchase or in any related document is current as of any time subsequent to the date of such information (or, in the case of a document incorporated by reference, the date of such document incorporated by reference).

No other person has been authorized to give any information or to make any representations with respect to the Tender Offer other than the information and representations contained or incorporated by reference in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representations must not be relied upon as having been authorized.

From time to time after completion of the Tender Offer, the Company and/or its affiliates may purchase additional Notes through additional tender offers, exchange offers or otherwise. Any future purchases or exchanges may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offer, and such differences may be material. Any future purchases or exchanges by the Company and/or its affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company and/or its affiliates may choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), neither the Company nor its affiliates may purchase any Notes other than pursuant to the Tender Offer until 10 business days after the Expiration Date (or any earlier date of termination) of the Tender Offer. The Notes mature on February 15, 2018, unless earlier repurchased or converted. See “The Terms of the Tender Offer–Description of the Notes.”

In this Offer to Purchase, the Company has used the convention of referring to all Notes that have been validly tendered and not validly withdrawn as having been “validly tendered.” Any Notes validly withdrawn will be deemed to be not validly tendered for purposes of the Tender Offer.

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SUMMARY

The following summary highlights selected information from this Offer to Purchase and is provided solely for the convenience of Holders of the Notes. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere or incorporated by reference in this Offer to Purchase. Each undefined capitalized term used in this Summary has the meaning set forth elsewhere in this Offer to Purchase. Holders are urged to read this Offer to Purchase, along with the Letter of Transmittal, in their entirety, including all documents incorporated by reference, before making a decision to tender Notes.

Who is offering to purchase the Notes?

BlackRock Capital Investment Corporation, a Delaware corporation, is offering to purchase the Notes. See “The Company.”

What securities are being sought in the Tender Offer?

We are offering to purchase, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, any and all of our $115.0 million aggregate principal amount of outstanding Notes for cash in an amount equal to $1,015.00 per $1,000 principal amount of Notes purchased, plus Accrued Interest.

As of August 28, 2017, there were $115.0 million aggregate principal amount of the Notes outstanding.

Why is the Company making the Tender Offer?

The purpose of the Tender Offer is to reduce the principal amount of outstanding Notes, which mature on February 15, 2018. All of the Notes validly tendered and accepted for purchase in the Tender Offer will be retired and canceled.

Will I receive interest on my Notes purchased pursuant to the Tender Offer?

Yes. Holders will receive Accrued Interest to, but not including, the Settlement Date in respect of their Notes that are accepted for purchase.

How will the Company fund the purchase of the Notes?

We expect to use borrowings under the Credit Facility and cash on hand to finance our payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us. In addition to the other conditions set forth in “The Terms of the Tender Offer– Conditions to the Tender Offer,” the availability of funds under the Credit Facility, together with cash on hand, must be sufficient to finance the payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us and we must be capable of satisfying the conditions to borrowing under the Revolving Credit Agreement at the Expiration Date. As of August 28, 2017, approximately $440.0 million was available for borrowing under the Credit Facility. At the time of offer, the Company does not have any alternative financing or plans in the event that borrowings under the Credit Facility are unavailable or such borrowings and cash on hand are insufficient to finance the Company’s payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us.

What is the purchase price for the Notes?

The Purchase Price for each $1,000 principal amount of Notes validly tendered and accepted for purchase shall be an amount equal to $1,015.00, payable to Holders who validly tender their Notes on or prior to the Expiration Date. In addition, each Holder will receive Accrued Interest on such $1,000 principal amount of Notes validly tendered and accepted for purchase.

What aggregate principal amount of Notes is being sought in the Tender Offer?

Upon the terms and subject to the conditions of the Tender Offer, we will purchase any and all of our $115.0 million aggregate principal amount of outstanding Notes validly tendered and not validly withdrawn prior to 12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 p.m., New York City time, on September 25, 2017).

Will all of the Notes that I validly tender in the Tender Offer, and do not validly withdraw, be purchased?

Upon the terms and subject to the conditions of the Tender Offer, we will purchase all of the Notes that you validly tender pursuant to the Tender Offer and do not validly withdraw.

May I tender only a portion of the Notes that I own?

Yes. You do not have to tender all of the Notes that you own in order to participate in the Tender Offer, except that Notes must be tendered in denominations of $1,000 and any multiple thereof. Holders who do not tender all of their Notes must ensure that they retain a principal amount of Notes equal to or greater than $1,000.

Will the Company purchase additional Notes after the Expiration Date of the Tender Offer?

From time to time after completion of the Tender Offer, we and/or our affiliates may purchase additional Notes through additional tender offers, exchange offers or otherwise. Any future purchases or exchanges may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offer, and such differences may be material. Any future purchases or exchanges by us and/or our affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we and/or our affiliates may choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither we nor our affiliates may purchase any Notes other than pursuant to the Tender Offer until 10 business days after the Expiration Date (or any earlier date of termination) of the Tender Offer.

When does the Tender Offer expire?

The Tender Offer will expire at 12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 p.m., New York City time, on September 25, 2017), unless extended or earlier terminated by us. If a Nominee holds your Notes, such Nominee may have an earlier deadline for accepting tenders. You should promptly contact such Nominee that holds your Notes to determine its deadline.

If we are required by applicable law to make an announcement relating to an extension of the Expiration Date for the Tender Offer, an amendment or termination of the Tender Offer, acceptance of the Notes for purchase, or otherwise, we will do so as promptly as practicable and, in the case of an extension of the Expiration Date, no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date. Unless otherwise specified in this Offer to Purchase or required by applicable law, we may choose to issue an announcement of this type in any reasonable manner, but we will have no obligation to do so other than by issuing a press release or a notice sent via DTC.

Under what circumstances can the Tender Offer be extended, amended or terminated?

Subject to applicable law, we may extend the Tender Offer, at any time or from time to time, for any reason, in our sole discretion. Subject to applicable law, we also expressly reserve the right, at any time or from time to time, to amend the terms of the Tender Offer in any respect prior to the Expiration Date. If the Tender Offer is terminated, no Notes will be accepted for purchase and any Notes that have been tendered will be returned to the Holders promptly after the termination. For more information regarding our right to extend, amend or terminate the Tender Offer, see “The Terms of the Tender Offer—Expiration Date; Extension; Termination and Amendment.”

When will I receive payment for my validly tendered Notes?

The Settlement Date is expected to occur within three business days following the Expiration Date, assuming the conditions to the Tender Offer, including, but not limited to the Credit Facility Condition, have been either satisfied or waived by us at or prior to the Expiration Date.

Upon satisfaction or waiver by us of the conditions to the Tender Offer, we will (1) accept for purchase Notes validly tendered, and (2) promptly pay the Purchase Price for all Notes accepted for purchase by us. Payment of the Purchase Price will be made with respect to Notes accepted for purchase on the Settlement Date, together with Accrued Interest.

What will happen to Notes the Company purchases in the Tender Offer?

All of the Notes purchased in the Tender Offer will be retired and canceled.

What are the significant conditions to the Tender Offer?

Notwithstanding any other provision of the Tender Offer, our obligation to accept for purchase, and to pay for, any Notes validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the General Conditions (as defined herein) and the Credit Facility Condition. The conditions to the Tender Offer are for our sole benefit and may be asserted by us in our sole discretion and may be waived by us in whole or in part, at any time and from time to time, in our sole discretion, regardless of whether any other condition of the Tender Offer is also waived, at or prior to the Expiration Date. If the Tender Offer is terminated at any time, the Notes validly tendered and not previously accepted and purchased will be promptly returned to the tendering Holders. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered. See “The Terms of the Tender Offer–Conditions to the Tender Offer.”

How do I tender my Notes?

If you desire to tender Notes for which you are the beneficial owner that are held through a Nominee, you should contact such Nominee promptly and instruct the Nominee to tender such Notes on your behalf. To properly tender Notes, the Depositary must receive, on or prior to the Expiration Date:

•	a timely confirmation of book-entry transfer of such Notes according to the procedure for book-entry transfer described in this Offer to Purchase; and

•	an Agent’s Message through DTC’s ATOP or a properly completed and duly executed Letter of Transmittal.

We are not providing for procedures for tenders of Notes to be made by guaranteed delivery. Accordingly, you must allow sufficient time for the necessary tender procedures to be completed during the normal business hours of DTC on or prior to the Expiration Date. If you hold your Notes through a Nominee, you should keep in mind that such entity may require you to take action with respect to the Tender Offer a number of days before the Expiration Date in order for such entity to tender Notes on your behalf on or prior to the Expiration Date. Tenders not completed prior to 12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 p.m., New York City time, on September 25, 2017) will be disregarded and of no effect (unless the Tender Offer has been extended and such tenders are completed prior to the expiration of the extended Tender Offer).

See “The Terms of the Tender Offer–Procedure for Tendering Notes.” For further information, call the Depositary at its telephone number set forth on the back cover of this Offer to Purchase or consult your Nominee for assistance.

Once I have tendered the Notes, can I change my mind?

Tendered Notes may be validly withdrawn any time on or prior to the Expiration Date. Thereafter, tenders are irrevocable except that Notes not yet accepted for purchase may be withdrawn at any time after October 24, 2017 (40 business days after the commencement of the Tender Offer). For the withdrawal of a tendered Note to be valid, such withdrawal must comply with the procedures set forth in “The Terms of the Tender Offer–Withdrawal of Tenders.”

To validly withdraw Notes, Holders must deliver a written or facsimile notice of withdrawal, or a properly transmitted “Request Message” through ATOP, with the required information (as set forth below under “The Terms of the Tender Offer–Withdrawal of Tenders”) at or prior to the Expiration Date. Notes validly withdrawn prior to the Expiration Date may be tendered and delivered again prior to the Expiration Date in accordance with the procedures set forth in this Offer to Purchase.

What are the tax consequences to me if I validly tender my Notes?

For a summary of certain U.S. federal income tax consequences of the disposition of Notes pursuant to the Tender Offer, see “Certain U.S. Federal Income Tax Consequences.”

Is the Company making any recommendation about the Tender Offer?

None of us, our Board of Directors, our officers, the Depositary and Information Agent, the Trustee or the Securities Administrator, or any of their respective affiliates, is making any recommendation as to whether you should tender your Notes pursuant to this Offer to Purchase. Holders should determine whether to tender their Notes pursuant to this Offer to Purchase based upon, among other things, their own assessment of the current market value of the Notes, liquidity needs and investment objectives.

What happens to Notes that are not accepted for purchase?

We will return any tendered Notes that we do not accept for purchase to their tendering Holder without expense. Notes not tendered and Notes otherwise not purchased pursuant to the Tender Offer will remain outstanding. If the Tender Offer is consummated, the aggregate principal amount of Notes that remain outstanding will be reduced. This may adversely affect the liquidity of and, consequently, the market price for the Notes that remain outstanding after consummation of the Tender Offer. See “Certain Considerations.”

What if I choose not to tender my Notes?

Your rights and our obligations under the Notes that remain outstanding after the consummation of the Tender Offer will not change as a result of the Tender Offer. Although Notes not purchased in the Tender Offer will remain outstanding following consummation of the Tender Offer, the purchase of the Notes may result in a smaller trading market for the remaining outstanding Notes, which may cause the market for such Notes to be less liquid and more sporadic, and market prices for such Notes may fluctuate significantly depending on the volume of trading of the Notes. See “Certain Considerations.”

Who can I contact for more information?

Global Bondholder Services Corporation is serving as both the Depositary and the Information Agent in connection with the Tender Offer. Beneficial owners may contact their Nominee for assistance regarding the Tender Offer. Requests for additional copies of this Offer to Purchase or for copies of the related Letter of Transmittal and requests for assistance relating to the procedure for tendering Notes may be directed to the Information Agent at the address and telephone number on the back cover page of this Offer to Purchase.

Who is the trustee of the Notes?

Wilmington Trust, National Association is the trustee with respect to the Notes under the Indenture (as defined herein) governing the Notes.

Who is the securities administrator of the Notes?

Citibank, National Association is the securities administrator with respect to the Notes under the Indenture governing the Notes.

Will I be charged any brokerage commissions if I decide to tender my Notes?

No brokerage commissions or fees are payable by Holders to us or the Depositary and Information Agent. If your Notes are held through a broker or other Nominee who tenders the Notes on your behalf, such Nominee may charge you a commission for doing so. You should consult with your Nominee to determine whether any charges will apply. See “The Terms of the Tender Offer–Payment for Notes.”

What is the amount of currently outstanding Notes?

As of August 28, 2017, there were $115.0 million aggregate principal amount of the Notes outstanding.

What is the conversion rate of the Notes?

Subject to the terms and conditions of the Indenture governing the Notes, the Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock at a conversion rate (subject to adjustment) of 86.0585 shares per $1,000 principal amount of Notes, which is equal to a conversion price of approximately $11.62 per share of our common stock. On or after August 15, 2017, a holder may convert any of its Notes at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Our common stock is currently traded on the Nasdaq Global Select Market under the symbol “BKCC.” The closing price of our common stock on August 25, 2017 was $7.22 per share.

Do Holders have any rights to require the Company to repurchase the Notes?

If we undergo a Fundamental Change (as defined in the Indenture), subject to certain conditions, holders may require us to repurchase for cash all or part of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

ADDITIONAL INFORMATION

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2017, are available free of charge by contacting us at 40 East 52nd Street, New York, NY 10022 or by telephone at toll-free (212) 810-5800. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov. Information about the Company is available on our website at www.blackrockbkcc.com. The contents of our website are not incorporated by reference herein and are not deemed to be part of this Offer to Purchase.

The Information Agent will provide without charge to each person to whom this Offer to Purchase is delivered upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Information Agent at its telephone number and address set forth on the back cover of this Offer to Purchase. The information relating to the Company contained in this Offer to Purchase does not purport to be complete and should be read together with the information contained in the incorporated documents and reports.

In addition, any questions and requests for assistance or requests for additional copies of this Offer to Purchase or the Letter of Transmittal should be directed to the Information Agent at the address listed on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously identified elsewhere in this Offer to Purchase, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the financial condition of and ability of our current and prospective portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital, including our ability to obtain continued financing on favorable terms;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the impact of increased competition;

•	the ability of the Advisor (as defined herein) to locate suitable investments for us and to monitor and administer our investments;

•	potential conflicts of interest in the allocation of opportunities between us and other investment funds managed by the Advisor or its affiliates;

•	the ability of the Advisor to attract and retain highly talented professionals;

•	changes in law and policy accompanying the new administration and uncertainty pending any such changes;

•	increased geopolitical unrest, terrorist attacks or acts of war, which may adversely affect the general economy, domestic and local financial and capital markets, or the specific industries of our portfolio companies;

•	changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets;

•	the unfavorable resolution of legal proceedings; and

•	the impact of changes to tax legislation and, generally, our tax position.

The forward-looking statements in this Offer to Purchase are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.

THE COMPANY

We provide middle-market companies with flexible financing solutions, including senior and junior secured, unsecured and subordinated debt securities and loans, and equity securities. Our strategy is to provide capital to meet our clients’ current and future needs across this spectrum, creating long-term partnerships with growing middle-market companies.

We were incorporated on April 13, 2005, commenced operations with private funding on July 25, 2005, and completed our initial public offering on July 2, 2007. We are an externally-managed, non-diversified, closed-end management investment company. We have elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, which we refer to as the 1940 Act. In addition, for tax purposes we intend to continue to qualify as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, which we refer to as the Code. As a BDC, we are required to comply with certain regulatory requirements. See “Business—Regulation” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 for discussion of BDC regulation and other regulatory considerations. We are also registered as an investment adviser under the Investment Advisers Act of 1940, which we refer to as the Advisers Act.

Our investment objective is to generate both current income and capital appreciation through our debt and equity investments. We invest primarily in middle-market companies and target investments throughout the capital structure that we believe provide an attractive risk-adjusted return. The term “middle-market” refers to companies with annual revenues typically between $50 million and $1 billion. Our targeted investment typically ranges between $10 million and $50 million, although the investment sizes may be more or less than the targeted range and the size of our investments may grow with our capital availability. We generally seek to invest in companies that operate in a broad variety of industries and that generate positive cash flows.

Although most of our investments are in senior and junior secured, unsecured and subordinated loans to U.S. private and certain public middle-market companies, we invest throughout the capital structure, which may include common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities. We may from time-to-time invest up to 30% of our assets opportunistically in other types of investments, including securities of other public companies and foreign securities.

The senior and junior secured loans in which we invest generally have stated terms of three to ten years and the subordinated debt investments we make generally have stated terms of up to ten years, but the expected average life of such senior and junior secured loans and subordinated debt is generally between three and seven years. However, we may invest in securities of any maturity or duration. The debt that we invest in typically is not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s). These securities, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.

Our investment activities are carried out by BlackRock Advisors, LLC’s (the “Advisor’s”) internal business unit, US Private Capital Group, which is led by Michael J. Zugay, Chief Executive Officer of the Company and Chairman of US Private Capital Group’s Investment Committee (the “Investment Committee”). The Investment Committee is also comprised of Jason A. Mehring, Vice Chairman of the Investment Committee, and certain senior investment personnel of US Private Capital Group. The investment professionals of the Advisor’s US Private Capital Group, including members of the Investment Committee, have extensive experience in investing across market cycles in various types of private credit and private equity transactions. The team’s experience provides us with a competitive advantage in sourcing, investing in, and managing a portfolio of investments in middle market companies. The team also possesses a broad range of transaction, financial, managerial and investment skills that are used in the Advisor’s management activities. Previously, our investment activities were led by Steven F. Sterling, former CEO and Chairman of the Board and Head of the Advisor’s US Private Capital Group through December 31, 2016, and Michael J. Zugay, prior Head of Investments for the Advisor’s US Private Capital Group through December 31, 2016, with guidance from the Investment Committee. The Advisor is a wholly owned indirect subsidiary of BlackRock, Inc. BlackRock, Inc. is the largest asset manager globally with $5.7 trillion under management, as of June 30, 2017.

We have entered into an administration agreement with BlackRock Financial Management, Inc. (the “Administrator”), a subsidiary of BlackRock, under which the Administrator provides certain administrative services to us. For providing these services, facilities and personnel, we reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of certain of our officers and their respective staffs.

Our administrative and executive offices are located at 40 East 52nd Street, New York, NY 10022, and our telephone number is (212) 810-5800. Our website is www.blackrockbkcc.com. Information contained on our website is not incorporated by reference into the Offer Documents, and you should not consider information contained on our website to be part of the Offer Documents.

DIVIDEND POLICY AND SHARE REPURCHASE PROGRAM

In 2008, our Board of Directors approved a share repurchase plan under which we may repurchase up to 2.5 percent of our outstanding shares of common stock from time to time in open market or privately negotiated transactions. In 2009, our Board of Directors approved an extension and increase to the plan which authorized us to repurchase up to an additional 2.5 percent of our outstanding shares of common stock. During April 2015, the Board of Directors approved an extension and increase to the plan which authorized the Company to repurchase up to an additional 2.5 percent of our outstanding shares of common stock, or an additional 1,869,399 shares.

During April 2016, the Board of Directors approved an increase to the remaining amount of shares authorized to be repurchased to a total of 2,500,000 shares, and an extension to the plan until the earlier of June 30, 2017 or such time that all of the authorized shares have been repurchased. During May 2017, the Board of Directors approved an increase to the remaining amount of shares authorized to be repurchased, effective July 1, 2017, to a total of 2,500,000 shares, and an extension to the plan until the earlier of June 30, 2018 or such time that all of the authorized shares have been repurchased. During the three and six months ended June 30, 2016, the Company purchased a total of 541,851 and 1,904,064 shares, respectively, of its common stock on the open market for $4,083,719 and $16,093,205, respectively, including brokerage commissions. No such shares were purchased for the three and six months ended June 30, 2017. Since inception of the repurchase plan through June 30, 2017, the Company has purchased 4,551,965 shares of its common stock on the open market for $36,302,821, including brokerage commissions. At June 30, 2017, the total number of remaining shares authorized for repurchase was 1,958,149. The Company currently holds the shares it repurchased in treasury. Notice is hereby given in accordance with Section 23 of the 1940 Act that from time to time we may purchase shares of our common stock in the open market at prevailing market prices.

We intend to pay quarterly dividends to our common stockholders. The amount of our quarterly dividend is determined by our board of directors. On August 1, 2017, our Board of Directors declared a distribution of $0.18 per share, payable on October 2, 2017 to stockholders of record at the close of business on September 18, 2017.

There can be no assurance that we will achieve investment results or maintain a tax status that will permit any particular level of dividend payment. Our Credit Facility may limit our ability to declare dividends if we default under certain provisions.

THE TERMS OF THE TENDER OFFER

Description of the Notes

The Notes were issued pursuant to the Indenture, dated as of February 19, 2013 (the “Indenture”), among the Company, Wilmington Trust, National Association, as trustee (the “Trustee”), and Citibank, National Association, as securities administrator (the “Securities Administrator”). The following description of the Notes and any other description of the Notes contained in this Offer to Purchase, the Letter of Transmittal or in any other document related to the Tender Offer are qualified in their entirety by reference to the Indenture. Copies of the Indenture are available from the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Such material may also be accessed electronically at the SEC’s website located at www.sec.gov.

The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the Indenture, will remain unchanged by the Tender Offer. No amendments to the Indenture are being sought in connection with the Tender Offer.

As of August 28, 2017, there were $115.0 million aggregate principal amount of the Notes outstanding.

The Notes are unsecured obligations of the Company and rank equally in right of payment with all of our existing and future unsecured senior indebtedness (including, but not limited to, as of June 30, 2017, approximately $143.75 million aggregate principal amount of indebtedness under our 5.00% Convertible Senior Notes due 2022) and senior to all of our existing and future subordinated indebtedness. The Notes are effectively subordinated to our existing and any future secured indebtedness, including, but not limited to, as of June 30, 2017, approximately $46.0 million aggregate principal amount of our indebtedness under our Credit Facility, to the extent of the value of the assets securing such indebtedness and structurally subordinated to any existing and future liabilities and other indebtedness of our subsidiaries. The notes are obligations exclusively of the Company and not of any of our subsidiaries.

The Notes mature on February 15, 2018, unless earlier repurchased or converted. The repurchase and conversion provisions of the Notes are as follows:

Conversion Rights

Subject to our election to satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination thereof and satisfaction of the conditions described below, Holders may convert all or a portion of their Notes at a conversion rate of 86.0585 shares of our common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $11.62 per share of our common stock). The closing price of our common stock on August 25, 2017 was $7.22 per share.

A Holder may convert its Notes in whole or in part beginning on August 15, 2017 at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date of the Notes.

Principal Terms of the Tender Offer

Upon the terms and subject to the conditions described in the Offer Documents, the Company hereby offers to purchase for cash any and all of its $115.0 million aggregate principal amount of outstanding Notes.

Subject to the terms and conditions of the Tender Offer, the consideration for each $1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Tender Offer will be the Purchase Price. In addition to the Purchase Price, all Holders of Notes accepted for purchase pursuant to the Tender Offer will, on the Settlement Date, also receive Accrued Interest.

The Tender Offer commenced on August 28, 2017 and will expire on the Expiration Date, unless earlier terminated by the Company. No tenders will be valid if submitted after the Expiration Date. If a Nominee holds your Notes, such Nominee may have an earlier deadline for accepting the offer. You should promptly contact such Nominee that holds your Notes to determine its deadline. The Tender Offer is open to all Holders of the Notes.

The Company will purchase any Notes that have been validly tendered at or prior to the Expiration Date and accepted for purchase, subject to all conditions to the Tender Offer having been either satisfied or waived by the Company, promptly following the Expiration Date. The Settlement Date is expected to occur within three business days following the Expiration Date, assuming the conditions to the Tender Offer have been either satisfied or waived by the Company at or prior to the Expiration Date.

Subject to compliance with applicable law, the Company reserves the right, in its sole discretion, to: (1) extend the Expiration Date to a later date and time as announced by the Company; (2) waive or modify in whole or in part any or all of the conditions to the Tender Offer; (3) delay the acceptance for purchase of any Notes or delay the purchase of any Notes; or (4) otherwise modify or terminate the Tender Offer. In the event that the Tender Offer is terminated or otherwise not completed, the Purchase Price will not be paid or become payable to Holders of the Notes, without regard to whether such Holders have validly tendered their Notes (in which case, such tendered Notes will be promptly returned to Holders at our expense). The Company will publicly announce any extension, termination or amendment in the manner described under “–Announcements.” There can be no assurance that the Company will exercise its right to extend, terminate or amend the Tender Offer. See “–Expiration Date; Extension; Termination and Amendment.”

Notwithstanding any other provision of the Tender Offer, the Company’s obligation to accept for purchase, and to pay for, any Notes validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the General Conditions. The Company expects to use borrowings under the Credit Facility and cash on hand to finance its payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us. The obligation of the Company to consummate the Tender Offer is subject to the General Conditions and the Credit Facility Condition. The conditions to the Tender Offer are for the sole benefit of the Company and may be asserted by the Company in its sole discretion and may be waived by the Company in whole or in part, at any time and from time to time, in the sole discretion of the Company, regardless of whether any other condition of the Tender Offer is also waived, at or prior to the Expiration Date. If the Tender Offer is terminated at any time, the Notes validly tendered and not previously accepted and purchased will be promptly returned to the tendering Holders. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered. See “–Conditions to the Tender Offer.”

Withdrawal rights with respect to the Notes will terminate on the Expiration Date. Thereafter, tenders are irrevocable except that Notes not yet accepted for purchase may be withdrawn at any time after October 24, 2017 (40 business days after the commencement of the Tender Offer). For the withdrawal of a tendered Note to be valid, such withdrawal must comply with the procedures set forth in “–Withdrawal of Tenders.” In the event that the Company modifies the Purchase Price and there are fewer than 10 business days remaining from and including the date of the announcement of such modification to and including the Expiration Date of the Tender Offer, the Company will extend the Expiration Date so that at least 10 business days remain until the Expiration Date.

NONE OF THE COMPANY, ITS BOARD OF DIRECTORS, ITS OFFICERS, THE DEPOSITARY AND THE INFORMATION AGENT, THE TRUSTEE OR THE SECURITIES ADMINISTRATOR, OR ANY OF THEIR RESPECTIVE AFFILIATES, IS MAKING ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER ANY NOTES IN RESPONSE TO THE TENDER OFFER. HOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO PARTICIPATE IN THE TENDER OFFER AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER.

Payment for Notes

Payment pursuant to the Tender Offer will be made by the deposit of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us, plus Accrued Interest on such Notes, in immediately available funds by the Company on the Settlement Date with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. For purposes of the Tender Offer, the Company will be deemed to have accepted for purchase validly tendered Notes if, as and when the Company gives oral (confirmed in writing) or written notice thereof to the Depositary and Information Agent.

The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for purchase of, or payment for, Notes if any of the conditions to the Tender Offer shall not have been satisfied or waived, or in order to comply, in whole or in part, with any applicable law. See “–Conditions to the Tender Offer.” In all cases, payment by the Depositary to Holders or beneficial owners of the Purchase Price and Accrued Interest for Notes purchased pursuant to the Tender Offer will be made only after timely receipt by the

Depositary prior to the Expiration Date for such Tender Offer of (1) timely confirmation of a book-entry transfer of such Notes into the Depositary’s account at DTC pursuant to the procedures set forth under “–Procedure for Tendering Notes” and (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent’s Message, along with any other documents required by the Letter of Transmittal.

If any tendered Notes are not purchased pursuant to the Tender Offer for any reason, such Notes not purchased will be returned promptly, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be promptly credited to the account maintained at DTC from which Notes were delivered) after the expiration or termination of the Tender Offer.

Holders whose Notes are accepted for purchase pursuant to the Tender Offer will be entitled to receive the Purchase Price plus Accrued Interest. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Notes or otherwise.

All Notes validly tendered and accepted for purchase in the Tender Offer will be retired and canceled.

Tendering Holders of Notes purchased in the Tender Offer will not be obligated to pay brokerage commissions or fees to the Company or the Depositary and Information Agent. The Company will pay or cause to be paid all transfer taxes with respect to the purchase of any Notes in the Tender Offer. If your Notes are held through a broker or other Nominee who tenders the Notes on your behalf, such broker or Nominee may charge you a commission for doing so. You should consult with your broker or Nominee to determine whether any charges will apply.

The Notes may be tendered and accepted for purchase only in principal amounts equal to minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Holders who do not tender all of their Notes must ensure that they retain a principal amount of Notes equal to or greater than $1,000.

Purpose of the Tender Offer

The purpose of the Tender Offer is to reduce the principal amount of outstanding Notes, which mature on February 15, 2018. See “Certain Considerations–The Tender Offer May Adversely Affect the Market Value of the Notes and Reduce the Liquidity of any Trading Market for the Notes.”

From time to time after completion of the Tender Offer, the Company and/or its affiliates may purchase additional Notes through additional tender offers, exchange offers or otherwise. Any future purchases or exchanges may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offer, and such differences may be material. Any future purchases or exchanges by the Company and/or its affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company and/or its affiliates may choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither the Company nor its affiliates may purchase any Notes other than pursuant to the Tender Offer until 10 business days after the Expiration Date (or any earlier date of termination) of the Tender Offer.

Conditions to the Tender Offer

Notwithstanding any other provision of this Offer to Purchase, and in addition to (and not in limitation of) the Company’s right to extend and amend the Tender Offer at any time, in the Company’s sole discretion, the Company will not be required to accept for purchase, or to pay for, Notes validly tendered pursuant to the Tender Offer and may terminate, extend or amend the Tender Offer, and may (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the termination or withdrawal of a tender offer) postpone the acceptance for purchase of, and payment for, Notes so tendered, if at or prior to the Expiration Date:

•	the Credit Facility Condition has not been satisfied.

•	one or more of the General Conditions have not been satisfied.

The “Credit Facility Condition” shall be deemed to be satisfied if (i) the availability of funds under the Credit Facility, together with cash on hand, are sufficient to finance the payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us and (ii) the conditions to borrowing under the Revolving Credit Agreement are capable of being satisfied at the Expiration Date.

All the “General Conditions” shall be deemed to be satisfied if on or after the date of this Offer to Purchase and at or prior to the Expiration Date:

•	there shall not have been instituted or threatened or be pending any action, proceeding or investigation (whether formal or informal), or there shall not have been any material adverse development to any action or proceeding currently instituted, threatened or pending, before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Tender Offer that, in our reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay consummation of the Tender Offer, (c) would materially impair the contemplated benefits of the Tender Offer to us or be material to Holders of Notes in deciding whether to accept the Tender Offer;

•	no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, either (a) would or might prohibit, prevent, restrict or delay consummation of the Tender Offer or (b) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects;

•	there shall not have occurred or be likely to occur any event or condition affecting our or our affiliates’ business or financial affairs and our subsidiaries that, in our reasonable judgment, would or might result in any of the consequences referred to in the first bullet point of this section;

•	the Trustee and the Securities Administrator shall not have objected in any respect to or taken action that could, in our reasonable judgment, adversely affect the consummation of the Tender Offer or conflict with our obligations under the indenture or shall not have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the Tender Offer or the acceptance of, or payment for, some or all of the Notes pursuant to the Tender Offer;

•	there has not occurred (a) any general suspension of, or limitation on prices for, trading in securities in the securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (e) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States or (f) in the case of any of the foregoing existing on the date hereof, in the reasonable judgment of the Company, a material acceleration or worsening thereof;

•	there has not occurred any change or development, including a prospective change or development, in our business, financial condition, assets, income, operations, prospects or stock ownership (or that of our subsidiaries) that, in our reasonable judgment, has or is reasonably likely to have a material adverse effect on us or our subsidiaries, the market price of the Notes or the value of the Notes to us; or

•	a tender or exchange Tender Offer for any or all of our shares of common stock, or any merger, acquisition, business combination, strategic transaction or other similar transaction with or involving us or any subsidiary, has not been proposed, announced or made by us or any person or has not been publicly disclosed.

The foregoing conditions are for the Company’s sole benefit and may be asserted by the Company in its sole discretion or may be waived by the Company in whole or in part, at any time and from time to time, in the Company’s sole discretion, regardless of whether any other condition of the Tender Offer is also waived, at or prior to the Expiration Date. If any condition to the Tender Offer is not satisfied or waived by the Company prior to the Expiration Date, the Company reserves the right, in its sole discretion, subject to applicable law:

•	to terminate the Tender Offer and return any tendered Notes;

•	to waive all unsatisfied conditions and accept for purchase Notes that are validly tendered prior to the Expiration Date;

•	to extend the Tender Offer and retain the Notes that have been tendered during the period for which the Tender Offer is extended; or

•	to otherwise amend the Tender Offer.

The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right that may be asserted at any time and from time to time. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered.

Procedure for Tendering Notes

The method of delivery of Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Notes and delivering Letters of Transmittal or transmitting an Agent’s Message and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY. If delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary at or prior to such time. Holders desiring to tender Notes must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC. Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted for purchase. In no event shall the Holder send any documents or Notes to the Company.

Tender of Notes Held Through a Nominee

To effectively tender Notes that are held of record by a Nominee, the beneficial owner thereof must timely instruct such Nominee to tender the Notes on the beneficial owner’s behalf. Any beneficial owner of Notes held of record by DTC or its Nominee, through authority granted by DTC, may direct the DTC participant through which such beneficial owner’s Notes are held in DTC to tender Notes on such beneficial owner’s behalf.

Tender of Notes Held Through DTC

To effectively tender Notes that are held through DTC, DTC participants should either (1) properly complete and duly execute the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually signed facsimile thereof) and such other documents to the Depositary or (2) electronically transmit their acceptance through ATOP (and thereby tender the Notes), for which the transaction will be eligible, followed by a properly transmitted Agent’s Message delivered to the Depositary. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance. Delivery of tendered Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below.

Except as provided below, unless the Notes being tendered are deposited with the Depositary at or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent’s Message, as applicable), the Company may, at its option, treat such tender as defective for purposes of the right to receive the Purchase Price for the Notes being tendered. Payment for tendered Notes will be made only against deposit of the tendered Notes and delivery of all other required documents.

In order to validly tender Notes at or prior to the Expiration Date with respect to Notes transferred pursuant to ATOP, a DTC participant using ATOP must also properly transmit an Agent’s Message. Pursuant to authority granted by DTC, any DTC participant that has Notes credited to its DTC account at any time (and thereby held of record by DTC’s nominee) may directly instruct the Depositary to tender Notes at or prior to the Expiration Date as though it were the registered Holder thereof by so transmitting an Agent’s Message.

Book-Entry Delivery and Tender of Notes Through ATOP

Promptly after commencement of the Tender Offer, the Depositary will establish one or more new accounts (or utilize existing accounts) with respect to the Notes at DTC for purposes of the Tender Offer (to the extent such arrangements have not been made previously by the Depositary). Any financial institution that is a participant in DTC may make book-entry delivery of the Notes credited to such participant’s DTC account by causing DTC to transfer such Notes into the Depositary’s account or accounts at DTC in accordance with DTC’s procedures for such transfer. Although delivery of Notes may be effected through book-entry transfer into the Depositary’s account at DTC, the Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, or (in connection with a book-entry transfer) an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at or prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating (1) the aggregate principal amount of Notes to be tendered by such participant, (2) that such participant has received copies of the Offer Documents and agrees to be bound by the terms and conditions of the Tender Offer as described herein and in the Letter of Transmittal and (3) that the Company may enforce the terms and conditions of the Letter of Transmittal against such tendering participant.

THE NOTES AND EITHER THE LETTER OF TRANSMITTAL OR AGENT’S MESSAGE SHOULD BE SENT ONLY TO THE DEPOSITARY, AND NOT TO THE COMPANY OR DTC (OR ANY OTHER BOOK-ENTRY TRANSFER FACILITY).

Signature Guarantees

Signatures on all Letters of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a firm that is a member of a registered national notes exchange or the Financial Industry Regulatory Authority, or by a commercial bank or trust company having an office or a correspondent in the United States that is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing, an “Eligible Institution”) unless the Notes tendered or withdrawn thereby, as the case may be, are tendered or withdrawn (1) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) or (2) for the account of an Eligible Institution.

General

Only Holders are authorized to tender their Notes. The procedures by which Notes may be tendered by beneficial owners that are not Holders will depend upon the manner in which the Notes are held. Therefore, to effectively tender Notes that are held through a Nominee, the beneficial owner thereof must timely instruct such Nominee to tender the Notes on the beneficial owner’s behalf according to the procedures described above. DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were the Holders.

The tender of Notes by a Holder (and the acceptance of such tender by the Company) pursuant to the procedures set forth above will constitute a binding agreement between such Holder and us in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

Notwithstanding any other provision hereof, payment of the Purchase Price, plus Accrued Interest, for Notes validly tendered and accepted for purchase pursuant to the Offer will, in all cases, be made only after timely receipt (i.e., at or prior to the Expiration Date) by the Depositary of a Book-Entry Confirmation (as defined above) of the transfer of such Notes into the Depositary’s account at DTC, as described above, and a Letter of Transmittal (or manually signed facsimile thereof) with respect to such Notes, properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, or, in the case of a book-entry transfer, a properly transmitted Agent’s Message in lieu of the Letter of Transmittal.

The Company, in its sole discretion, will determine all questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for purchase and withdrawal of validly tendered Notes, and such determinations will be final and binding. The Company reserves the absolute right to reject any and all tenders of Notes that it determines are not in proper form or where the acceptance for purchase of, or payment for, such Notes may, in the Company’s opinion, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any of the conditions of the Tender Offer or any defect or irregularity in the tender of Notes of any particular Holder, regardless of whether similar conditions, defects or irregularities are waived in the case of other Holders. The Company’s interpretation of the terms and conditions of the Tender Offer will be final and binding.

Any defect or irregularity in connection with tenders of Notes must be cured within such time as the Company determines, unless waived by the Company. Tenders of Notes shall not be deemed to have been made until all defects or irregularities have been waived or cured. None of the Company, the Depositary and Information Agent, the Trustee, the Securities Administrator or any other person will be under any duty to give notification of any defects or irregularities in tenders or notices of withdrawal or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Purchase Price, plus Accrued Interest.

No Guaranteed Delivery

The Company is not providing for procedures for tenders of Notes to be made by guaranteed delivery. Accordingly, Holders must allow sufficient time for the necessary tender procedures to be completed during the normal business hours of DTC on or prior to the Expiration Date. If a Holder holds Notes through a Nominee, such Holder should keep in mind that such entity may require the Holder to take action with respect to the Tender Offer a number of days before the Expiration Date in order for such entity to tender Notes on such Holder’s behalf on or prior to the Expiration Date. Tenders not completed prior to 12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 p.m., New York City time, on September 25, 2017) will be disregarded and of no effect (unless the Tender Offer has been extended and such tenders are completed prior to the expiration of the extended Tender Offer).

Holders must tender their Notes in accordance with the procedures set forth in this section.

No Appraisal Rights

There are no appraisal or similar statutory rights available to the Holders in connection with the Tender Offer.

No Alternative, Conditional or Contingent Tenders

No alternative, conditional or contingent tenders of Notes will be accepted for purchase pursuant to the Tender Offer. All questions as to the form of all documents and acceptance of all tenders of Notes will be determined by the Company, in its sole discretion, the determination of which shall be conclusive and binding.

Representations, Warranties and Undertakings

A tender of Notes under the procedures described above will constitute your acceptance of the terms and conditions of the Tender Offer. In addition, by tendering Notes pursuant to this Offer to Purchase (including by accepting the Tender Offer through ATOP), the Holder is deemed to represent, warrant and undertake to the Company and the Depositary that:

•	the tendering Holder has received the Offer Documents and agrees to be bound by all the terms and conditions of the Tender Offer;

•	the Notes are, at the time of acceptance, and will continue to be, until the payment on the Settlement Date, or the termination or withdrawal of the Tender Offer, or, in the case of Notes in respect of which the tender has been withdrawn, the date on which such tender is validly withdrawn, held by such Holder;

•	the tendering Holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the tendering Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustee in bankruptcy and legal representatives of the tendering Holder and shall not be affected by, and shall survive, the death or incapacity of the tendering Holder;

•	the tendering Holder has full power and authority to tender, sell, assign and transfer the tendered Notes;

•	the Notes will, on the Settlement Date, be transferred by such tendering Holder to the Company in accordance with the terms of the Tender Offer, and the Company will acquire good, marketable and unencumbered title thereto, with full title guarantee free and clear of all liens, restrictions, charges and encumbrances, not subject to any adverse claim or right, and together with all rights attached thereto; and

•	the tendering Holder will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered.

By tendering Notes as set forth herein, and subject to and effective upon acceptance for purchase of, and payment for, the Notes tendered therewith, a tendering Holder (1) irrevocably sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Notes tendered thereby and accepted for purchase pursuant to the terms hereof, (2) waives any and all other rights with respect to the Notes (including, without limitation, the tendering Holder’s waiver of any existing or past defaults or events of default and their consequences in respect of the Notes and the Indenture under which such Notes were issued), (3) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any repurchase, redemption or defeasance of the Notes, and (4) irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as the agent of the Company) with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to, or upon the order of, the Company, (b) present such Notes for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the tendering Holders, for the Purchase Price, plus any Accrued Interest, of Notes tendered pursuant to the Tender Offer, as determined pursuant to the terms of this Offer to Purchase, for any tendered Notes that are purchased by the Company).

By tendering Notes pursuant to the Tender Offer, the Holder will be deemed to have agreed that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt by the Depositary and, in the case of Notes tendered through DTC’s ATOP, of a properly transmitted Agent’s Message together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company.

Withdrawal of Tenders

Withdrawal rights with respect to the Notes will terminate on the Expiration Date. Thereafter, tenders are irrevocable except that Notes not yet accepted for purchase may be withdrawn at any time after October 24, 2017 (40 business days after the commencement of the Tender Offer).

For a withdrawal of Notes to be valid, the Depositary must timely receive a written or facsimile notice of withdrawal at one of its addresses set forth on the last page of this document, or a properly transmitted “Request Message” through ATOP must be received by the Depositary, in each case prior to the Expiration Date. The withdrawal notice must:

•	specify the name of the person that tendered the Notes to be withdrawn and, if different, the record holder of such Notes (or, in the case of Notes tendered by book entry transfer, the name of the DTC participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes);

•	contain a description(s) of the Notes to be withdrawn, including the CUSIP number(s), and the aggregate principal amount represented by such Notes to be withdrawn;

•	be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), if any (or, in the case of Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message), or be accompanied by documents of transfer sufficient to have the Trustee or the Securities Administrator, as applicable, register the transfer of the Notes into the name of the person withdrawing such Notes; and

•	if the Letter of Transmittal was executed by a person other than the Holder, be accompanied by a properly completed irrevocable proxy that authorizes such person to effect such revocation on behalf of such Holder.

If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon proper written or facsimile notice of withdrawal, even if physical release is not yet effected by the Depositary. Any Notes validly withdrawn will be deemed to be not validly tendered for purposes of the Tender Offer.

Holders may not rescind their withdrawal of tendered Notes and any Notes validly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer. Validly withdrawn Notes may, however, be validly tendered again by following one of the procedures described above under “–Procedure for Tendering Notes” at any time prior to the Expiration Date.

Holders may accomplish valid withdrawals of Notes only in accordance with the foregoing procedures.

If a beneficial owner tendered its Notes through a Nominee and wishes to withdraw its Notes, it will need to make arrangements for withdrawal with its Nominee. The ability of a beneficial owner to withdraw a tender of its Notes will depend upon the terms of the arrangements it has made with its Nominee and, if its Nominee is not the DTC participant tendering those Notes, the arrangements between its Nominee and such DTC participant, including any arrangements involving intermediaries between its Nominee and such DTC participant.

Through DTC, the Depositary will return to tendering Holders all Notes in respect of which it has received valid withdrawal instructions at or prior to the Expiration Date promptly after it receives such instructions.

All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by the Company in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary and Information Agent, the Trustee, the Securities Administrator or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

If the Company extends the Tender Offer, is delayed in its acceptance for purchase of Notes, or is unable to accept for purchase Notes under the Tender Offer for any reason, then, without prejudice to the Company’s rights under the Tender Offer, the Depositary may, subject to applicable law, retain tendered Notes on the Company’s behalf, and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described in this section.

Acceptance of Notes for Purchase; Accrual of Interest

Acceptance of Notes for Purchase

The Company will be deemed to have accepted for purchase pursuant to the Tender Offer and thereby have purchased validly tendered Notes pursuant to the Tender Offer if, as and when the Company gives oral or written notice to the Depositary of the Company’s acceptance of such Notes for purchase pursuant to the Tender Offer. The Company will announce acceptance for purchase of the Notes. In all cases, payment for Notes purchased pursuant to the Tender Offer will be made by deposit of cash relating to the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by the Company, plus the Accrued Interest, with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders.

On the Settlement Date, the Company will settle all Notes accepted for purchase. The Company expects such date to be within three business days following the Expiration Date.

Subject to applicable law (including Rule 13e-4(f)(5) under the Exchange Act, which requires that the Company pay the consideration offered or return the Notes deposited by or on behalf of Holders promptly after the termination or withdrawal of the Tender Offer), the Company expressly reserves the right, in its sole discretion, to delay acceptance for purchase of, or payment for, Notes in order to comply, in whole or in part, with any applicable law. See “–Conditions to the Tender Offer.” In all cases, payment by the Depositary to Holders of consideration for Notes accepted for purchase pursuant to the Tender Offer will be made only after receipt by the Depositary prior to the Expiration Date of:

•	confirmation of a book-entry transfer of such Notes into the Depositary’s account at DTC pursuant to the procedures set forth under “Procedure for Tendering Notes”; and

•	a duly completed Agent’s Message through the facilities of DTC or a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), along with any other documents required by the Letter of Transmittal.

If the Tender Offer is terminated or withdrawn, or the Notes are not accepted for purchase, no consideration will be paid or payable to Holders of those Notes. If any tendered Notes are not purchased pursuant to the Tender Offer for any reason, Notes tendered by book-entry transfer will be credited to the account maintained at DTC from which those Notes were delivered promptly following the Expiration Date or termination of the Tender Offer.

If the Company is delayed in its acceptance for purchase of, or payment for, any tendered Notes or is unable to accept for purchase or pay for any tendered Notes pursuant to the Tender Offer for any reason, then, without prejudice to the Company’s rights hereunder, but subject to applicable law, tendered Notes may be retained by the Depositary on behalf of the Company (subject to Rules 13e-4(5)(f) and 14e-1 under the Exchange Act, which requires that the Company pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer).

All Notes validly tendered and accepted for purchase in the Tender Offer will be retired and canceled.

Holders will not be obligated to pay brokerage fees or commissions or transfer taxes with respect to the Company’s purchase of the Notes pursuant to the Tender Offer. However, if you hold Notes through a broker or bank, you should consult that institution as to whether it charges any service fees. The Company will pay certain fees and expenses of the Depositary and the Information Agent in connection with the Tender Offer. See “The Depositary and the Information Agent.”

Accrual of Interest

Holders who tender Notes that are accepted for purchase pursuant to the Tender Offer will receive Accrued Interest.

Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Notes or otherwise.

Expiration Date; Extension; Termination and Amendment

The Tender Offer will expire on the Expiration Date, unless earlier terminated by the Company. The Company reserves the right, in its sole discretion, to extend the Expiration Date. In addition, subject to applicable law, the Company expressly reserves the right, in its sole discretion, to terminate or withdraw the Tender Offer at any time and from time to time. If the Tender Offer is terminated at any time, the Notes tendered and not previously accepted and purchased will be promptly returned to the tendering Holders. There can be no assurance that the Company will exercise its right to extend, terminate or amend the Tender Offer. Irrespective of any amendment to the Tender Offer, all Notes previously tendered pursuant to the Tender Offer and not accepted for purchase will remain subject to the Tender Offer and may be accepted for purchase thereafter for purchase by the Company, except when such acceptance is prohibited by law.

The Company will publicly announce any extension, termination or amendment in the manner described under “–Announcements.”

If the Company makes a material change in the terms of the Tender Offer or the information concerning the Tender Offer or waives a material condition of the Tender Offer, the Company will disseminate additional materials and extend the Tender Offer to the extent required by law. In the event of a termination of the Tender Offer, none of the Purchase Price will be paid or become payable on Notes. In any such event, any Notes previously tendered pursuant to the Tender Offer will be returned to the tendering Holders in accordance with Rule 13e-4(f)(5) under the Exchange Act.

Additional Terms of the Tender Offer

•	All communications, payments, notices, certificates, or other documents to be delivered to or by a Holder will be delivered by or sent to or by it at the Holder’s own risk.

•	By submitting a valid electronic acceptance instruction or Letter of Transmittal, a Holder will be deemed to have given the representations, warranties and undertakings of the Holder set forth above in “–Procedure for Tendering Notes–Representations, Warranties and Undertakings” and in the Letter of Transmittal.

•	All acceptances of tendered Notes by the Company shall be deemed to be made on the terms set out in this Offer to Purchase (and shall be deemed to be given in writing even if submitted electronically).

•	The Company may in its sole discretion elect to treat as valid a tender instruction in respect of which the relevant Holder does not fully comply with all the requirements of these terms.

•	Unless waived by the Company, any irregularities in connection with tenders of Notes must be cured within such time as the Company shall determine. None of the Company, the Depositary and Information Agent, the Trustee, the Securities Administrator or any other person shall be under any duty to give notification of any defects or irregularities in such tenders of Notes, nor will any of such entities incur any liability for failure to give such notifications. Tenders of Notes may be deemed not to have been made until such irregularities have been cured or waived.

•	None of the Company, the Depositary, the Trustee or the Securities Administrator shall accept any responsibility for failure of delivery of a notice, communication or electronic acceptance instruction.

•	Any rights or claims that a Holder may have against the Company in respect of any tendered Notes or the Tender Offer, other than rights or claims under federal securities laws, shall be extinguished or otherwise released upon the payment to such Holder of the Purchase Price, plus Accrued Interest, for such Notes, as determined pursuant to the terms of the Tender Offer.

•	Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or giving notice to the Depositary.

•	The contract constituted by the Company’s acceptance for purchase in accordance with the terms of this Offer to Purchase of all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) shall be governed by, and construed in accordance with, the law of the State of New York.

Announcements

If the Company is required by applicable law to make an announcement relating to an extension of the Expiration Date for the Tender Offer, an amendment or termination of the Tender Offer, acceptance of the Notes for purchase, or otherwise, the Company will do so as promptly as practicable and, in the case of an extension of the Expiration Date, no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date. Unless otherwise specified in this Offer to Purchase or required by applicable law, the Company may choose to issue an announcement of this type in any reasonable manner, but it will have no obligation to do so other than by issuing a press release or a notice sent via DTC.

CERTAIN CONSIDERATIONS

In deciding whether to participate in the Tender Offer, each Holder should consider carefully, in addition to the other information contained in or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, the risks described under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as may be updated by the Company from time to time in Quarterly Reports on Form 10-Q and other public filings, and the following:

Position of the Company and Other Parties Concerning the Tender Offer

None of the Company, its Board of Directors, its officers, the Depositary and Information Agent, the Trustee or the Securities Administrator makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Notes, and none of them has authorized any person to make any such recommendation. If anyone makes any recommendation or representation or gives any such information, Holders should not rely upon that recommendation, representation or information as having been authorized by the Company, the Depositary and Information Agent, the Trustee or the Securities Administrator. Holders are urged to evaluate carefully all information in the Offer Documents, consult their own investment and tax advisors and make their own decisions whether to tender Notes, and, if so, the principal amount of Notes to tender.

By Tendering Notes, You Will Lose the Rights Associated with Those Notes.

If you validly tender and do not validly withdraw Notes in the Tender Offer and we accept them for exchange, you will lose your rights as a Holder, which are described in the section of this Offer to Purchase entitled “Description of Notes,” with respect to those Notes. For example, for the Notes you tender you will lose the right to convert those Notes at a conversion rate of 86.0585 shares of our common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $11.62 per share of our common stock) beginning on August 15, 2017 at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date.

The Tender Offer May Adversely Affect the Market Value of the Notes and Reduce the Liquidity of any Trading Market for the Notes

All Notes validly tendered and accepted for purchase in the Tender Offer will be retired and canceled. The Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To our knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not always available. To the extent that Notes are purchased pursuant to the Tender Offer, the trading market for the Notes that remain outstanding will likely become further limited or cease altogether. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with a greater float. Therefore, the market price for and liquidity of Notes not tendered or tendered but not purchased may be affected adversely to the extent that the principal amount of Notes purchased pursuant to the Tender Offer reduces the float. The reduced float may also tend to make the trading price more volatile.

Holders of Notes not tendered and purchased in the Tender Offer may attempt to obtain quotations for their Notes from their brokers; however, there can be no assurance that an active trading market will exist for the Notes, including following consummation of the Tender Offer. The extent of the market for the Notes following consummation of the Tender Offer will depend upon a number of factors, including the size of the float, the number of Holders remaining at such time, the principal amount of Notes held by such Holders and the interest in maintaining a market in the Notes on the part of securities firms.

Withdrawal Rights

Withdrawal rights with respect to the Notes will terminate on the Expiration Date. Thereafter, tenders are irrevocable except that Notes not yet accepted for purchase may be withdrawn at any time after October 24, 2017 (40 business days after the commencement of the Tender Offer).

Conditions to the Consummation of the Tender Offer

The consummation of the Tender Offer is subject to the satisfaction or waiver of several conditions, including, but not limited to, the Credit Facility Condition. See “The Terms of the Tender Offer–Conditions to the Tender Offer.” In addition, subject to applicable law, the Company may terminate the Tender Offer at any time prior to the Expiration Date in its sole discretion. There can be no assurance that such conditions will be met, that the Company will not terminate the Tender Offer or that, in the event that the Tender Offer is not consummated, the market value and liquidity of the Notes will not be materially adversely affected.

Treatment of Notes Not Tendered in the Tender Offer

Notes not tendered and purchased in the Tender Offer will remain outstanding. The terms and conditions in the Indenture, including the covenants and other protective provisions contained in the Indenture, will remain unchanged. No amendments to the Indenture are being sought.

From time to time after completion of the Tender Offer, the Company and/or its affiliates may purchase additional Notes through additional tender offers, exchange offers or otherwise. Any future purchases or exchanges may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offer. Any future purchases or exchanges by the Company and/or its affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company and/or its affiliates may choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither the Company nor its affiliates may purchase any Notes other than pursuant to the Tender Offer until 10 business days after the Expiration Date (or any earlier date of termination) of the Tender Offer.

Certain Tax Considerations

See “Certain U.S. Federal Income Tax Consequences” for a discussion of certain tax matters that should be considered in evaluating the Tender Offer.

SOURCE OF FUNDS

The Company would need approximately $116,725,000 to purchase all of the Notes outstanding as of August 28, 2017, based on the purchase price per $1,000 principal amount of Notes of $1,015.00. The Company expects to use borrowings under the Company’s Credit Facility pursuant to its Second Amended and Restated Senior Secured Revolving Credit Facility, dated as of February 19, 2016 by and among the Company, as borrower, Citibank, N.A., as administrative agent for the lenders and the lenders party thereto, as amended by the First Amendment, dated as of August 8, 2016, and the Second Amendment, dated as of June 5, 2017, (the “Revolving Credit Agreement”) and cash on hand to finance its payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by the Company. The conditions to borrowing under the Revolving Credit Agreement are customary for a facility of this type, consisting of (a) the representations and warranties under the loan documents for the Revolving Credit Agreement being true and correct in all material respects, (b) no default having occurred that is continuing and (c) after giving effect to such borrowing, the aggregate Covered Debt Amount, as defined in the Revolving Credit Agreement, does not exceed the borrowing base.

The current revolving credit facility allows for total borrowings of up to $440.0 million. The revolving credit facility contains an “accordion” feature that allows the Company, under certain circumstances, to increase the size of the revolving credit facility up to $750.0 million. Availability of borrowings is based on a borrowing base, which borrowing base is comprised of a pool of eligible investments held by the Company. As of August 28, 2017, approximately $440.0 million was available for borrowing under the revolving credit facility. The revolving credit facility is secured by substantially all of the assets of the Company and its consolidated subsidiaries. Borrowings under the revolving credit facility may be prepaid at any time, in whole or in part, without premium or penalty.

Borrowings under the revolving credit facility bear interest, at the Company’s election, at either (i) LIBOR plus an applicable margin equal to either 1.75% or 2.00% depending on a ratio of the borrowing base to certain indebtedness, or (ii) the alternate base rate (which is defined in the Revolving Credit Agreement as the greatest of (a) the prime rate in effect on such day, (b) the federal funds effective rate in effect on such day plus 0.5%, and (c) adjusted LIBOR for a one month interest period plus 1%. On August 25, 2017, the effective rate on borrowings under the revolving credit facility was zero percent.

The credit facility contains various covenants, including a requirement to maintain a certain minimum amount of shareholder’s equity and a certain minimum ratio of total assets, less all liabilities other than indebtedness, to indebtedness.

Our ability to repay our obligations under our revolving credit facility, and to meet our other debt or contractual obligations, will depend upon our future performance and our cash flow from operations, both of which are subject to prevailing economic conditions and financial, business and other known and unknown risks and certainties, certain of which are beyond our control. These factors include, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as may be updated by the Company from time to time in Quarterly Reports on Form 10-Q and other public filings with the SEC.

At the time of offer, the Company does not have any alternative financing or plans in the event that borrowings under the Credit Facility are unavailable or such borrowings and cash on hand are insufficient to finance the Company’s payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by us.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS;

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE NOTES

The following table lists the names of all directors and executive officers of the Company. The business address of the Company and of each of the persons listed in the table below is c/o BlackRock Capital Investment Corporation, 40 East 52nd Street, New York, New York 10022.

Name	Position
Michael J. Zugay	Chief Executive Officer
Donna M. Milia	Chief Financial Officer and Treasurer
Charles C.S. Park	Chief Compliance Officer
James E. Keenan	Chairman of the Board
John R. Baron	Director
Jerrold B. Harris	Director
Mark S. Lies	Director
William E. Mayer	Director
Maureen K. Usifer	Director

To the Company’s knowledge, neither the Company nor any of our officers, directors or affiliates of the foregoing, has any beneficial interest in any outstanding Notes. To the Company’s knowledge, the Company will not acquire any Notes from any of its executive officers, directors or affiliates of the foregoing pursuant to the Tender Offer.

No affiliate or associate or majority owned subsidiary of the Company and, to the Company’s knowledge, no director or executive officer of any subsidiary of the Company has engaged in any transaction in the Notes during the 60 days preceding the date of this Offer to Purchase.

MARKET PRICE INFORMATION

The Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To our knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not always available. To the extent that the Notes are traded, prices of the Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders.

The Notes are convertible into cash and shares of our common stock in the circumstances and during the periods specified in the Indenture governing the Notes. Our common stock is traded on the Nasdaq Global Select Market under the symbol “BKCC.” The table below sets forth the high and low sales prices of our common stock during the indicated time periods.

	Closing Sales Price
	High	Low
Year Ended December 31, 2015
First Quarter	$9.35	$8.02
Second Quarter	$9.76	$9.07
Third Quarter	$9.51	$8.35
Fourth Quarter	$10.15	$8.91
Year Ended December 31, 2016
First Quarter	$9.54	$8.43
Second Quarter	$9.56	$7.36
Third Quarter	$8.83	$7.83
Fourth Quarter	$8.24	$6.78
Year Ended December 31, 2017
First Quarter	$7.88	$7.19
Second Quarter	$7.81	$7.21
Third Quarter (up to August 25, 2017)	$7.65	$7.15

Our common stock recently has traded at prices both above and below our most recently calculated net asset value. There can be no assurance, however, that our shares will trade above, below or at our net asset value.

The closing price of our common stock on the Nasdaq Global Select Market on August 25, 2017 was $7.22 per share. As of August 25, 2017, there were approximately 73.1 million shares of our common stock outstanding.

We urge you to obtain more current market price information for our Notes and common stock during the tender offer period.

As of August 28, 2017, there were $115.0 million aggregate principal amount of the Notes outstanding.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the U.S. federal income tax consequences generally applicable to the surrender of Notes for purchase pursuant to the Tender Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings, judicial decisions and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary is limited to holders of the Notes who hold their Notes as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). For purposes of this discussion, “holder” means either a U.S. Holder (as defined below) or a Non-U.S. Holder (as defined below) or both, as the context may require.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders that may be subject to special treatment under U.S. federal income tax laws, such as:

•	financial institutions,

•	tax-exempt organizations,

•	S corporations, partnerships or other pass-through entities,

•	insurance companies,

•	mutual funds,

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities,

•	holders that are subject to the alternative minimum tax provisions of the Code,

•	certain expatriates or former long-term residents of the United States,

•	U.S. Holders that have a functional currency other than the U.S. dollar,

•	personal holding companies,

•	regulated investment companies,

•	real estate investment trusts, and

•	holders that hold the Notes as part of a hedge, conversion or constructive sale transaction, straddle, wash sale, or other risk-reduction transaction.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Notes, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. A beneficial owner that is a partnership and partners in such a partnership are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to them of the Tender Offer.

This discussion does not address U.S. federal taxes other than income taxes, tax considerations arising under the laws of any foreign, state or local jurisdiction, or any potential tax consequences relating to the Foreign Account Tax Compliance Act. No ruling has or will be obtained from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences relating to the Tender Offer. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE TENDER OFFER. WE URGE HOLDERS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES RELATING TO THE TENDER OFFER IN LIGHT OF THEIR OWN SITUATION.

U.S. Holders

The following discussion applies only to U.S. Holders of the Notes. As used in this discussion, a “U.S. Holder” is a beneficial owner of a Note that, for U.S. federal income tax purposes, is:

•	an individual U.S. citizen or resident alien,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose worldwide income is subject to U.S. federal income tax, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Surrender of Notes for Purchase. A U.S. Holder that receives cash in exchange for the surrender of Notes pursuant to the Tender Offer will recognize taxable gain or loss equal to the difference, if any, between (1) such U.S. Holder’s amount realized (generally, the amount of cash received pursuant to the Tender Offer, excluding any amounts attributable to Accrued Interest) and (2) such U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to such U.S. Holder’s purchase price for the Note, increased, if applicable, by any market discount previously included in such U.S. Holder’s income with respect to such Note, and decreased (but not below zero) by the amount of any cash payments previously made on the Note to such U.S. Holder (other than payments of stated interest) and by any amortizable bond premium that the U.S. Holder has previously amortized.

Subject to the market discount rules discussed below, any gain or loss recognized generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of such disposition. The deductibility of capital losses is subject to limitations. Any cash received attributable to Accrued Interest that has not previously been included in the U.S. Holder’s income will be taxable as ordinary interest income.

Market Discount. In general, a Note has “market discount” if its principal amount exceeds the U.S. Holder’s tax basis in the Note immediately after its acquisition by the U.S. Holder, unless a statutorily defined de minimis exception applies. Gain recognized by a U.S. Holder with respect to a Note acquired with market discount will generally be subject to tax as ordinary income to the extent of the market discount accrued during the period the Note was held by such U.S. Holder, unless the U.S. Holder previously had elected to include market discount in income as it accrued for U.S. federal income tax purposes. The amount of market discount that has accrued is determined on a ratable basis, unless the U.S. Holder has elected to determine the amount of accrued market discount using a constant-yield method.

Additional Tax on Net Investment Income. Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which includes interest on the Notes and capital gains from the disposition of the Notes. A U.S. Holder should consult his, her or its tax advisor regarding the applicability of this tax to the Notes.

Information Reporting and Backup Withholding. Payments to a U.S. Holder for the surrender of Notes pursuant to the Tender Offer generally will be subject to information reporting on IRS Form 1099 unless the U.S. Holder is an exempt recipient (such as a corporation). In addition, such payments generally will be subject to backup withholding (currently imposed at a rate of 28%) unless the U.S. Holder (1) is a corporation or other exempt recipient and, when required, demonstrates this fact or (2) provides its taxpayer identification number and satisfies certain certification requirements. A U.S. Holder that does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders of the Notes. As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of a Note that for U.S. federal income tax purposes is an individual, corporation, estate, or trust, in each case, that is not a U.S. Holder.

Surrender of Notes for Purchase. Subject to the discussions below regarding Accrued Interest, USRPHCs (as defined below) and backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the Non-U.S. Holder’s receipt of cash for Notes pursuant to the Tender Offer. Any gain realized by the Non-U.S. Holder would be subject to U.S. federal income tax, however, if: (i) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the Tender Offer and certain other conditions are satisfied; or (ii) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty with the United States, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In the case of gain realized by an individual Non-U.S. Holder described in clause (i), the Non-U.S. Holder would be subject to U.S. federal income tax at a rate of 30%, or a lower rate provided by an applicable income tax treaty, on such gain, which gain may be offset by certain U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States. In the case of gain described in clause (ii), the Non-U.S. Holder would be subject to U.S. federal income tax on such gain at graduated rates generally in the same manner as if the Non-U.S. Holder were a U.S. Holder, and corporate Non-U.S. Holders may also be subject to a branch profits tax at a rate of 30%, or a lower rate provided by an applicable income tax treaty.

Any amount received with respect to the Notes that is attributable to Accrued Interest generally will not be subject to U.S. federal income or withholding tax, provided that such interest is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (or, if required by an applicable income tax treaty with the United States, is not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) and: (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all our classes of stock that are entitled to vote; (ii) the Non-U.S. Holder is not a bank that received the Note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; (iii) the Non-U.S. Holder is not a “controlled foreign corporation” related to us within the meaning of the Code; and (iv) the Non-U.S. Holder properly certifies the Non-U.S. Holder’s non-U.S. status on IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable form.

If a Non-U.S. Holder does not qualify for an exemption from withholding tax on Accrued Interest under the preceding paragraph and the interest is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (or, if required by an applicable income tax treaty with the United States, such interest is not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), such interest generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Non-U.S. Holder is able to claim (on IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable form) and establish a valid exemption from or reduction of withholding tax under an income tax treaty.

If Accrued Interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty with the United States, such interest is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), then, although exempt from U.S. withholding tax (provided the Non-U.S. Holder provides appropriate certification on IRS Form W-8ECI), the Non-U.S. Holder will be subject to U.S. federal income tax on that Accrued Interest generally in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a corporation, the Accrued Interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

Even if a Non-U.S. Holder satisfies the requirements described above to otherwise avoid U.S. federal income or withholding taxes, under section 897 of the Code, gain recognized by a Non-U.S. Holder on the surrender of Notes pursuant to the Tender Offer may (subject to certain exceptions) be subject to U.S. federal income tax at rates generally applicable to U.S. persons if we are or have been a “United States real property holding corporation” “USRPHC” within the meaning of the Code. We believe that we are not and do not anticipate becoming a USRPHC U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments of Accrued Interest to a Non-U.S. Holder pursuant to the Tender Offer, and any amounts withheld from such payments, generally will be subject to information reporting on IRS Form 1042-S. Generally, neither information reporting on IRS Form 1099 nor backup withholding (which would currently be imposed at a rate of 28%) will apply to the payments received by a Non-U.S. Holder for the surrender of the Notes (including Accrued Interest) if such Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person by properly completing an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or such Non-U.S. Holder otherwise establishes an exemption from such information reporting and backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding would be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

THE DEPOSITARY AND THE INFORMATION AGENT

The Company has retained Global Bondholder Services Corporation to act as the Depositary and Information Agent, for the Tender Offer.

The Depositary and Information Agent do no assume any responsibility for the accuracy or completeness of the information concerning the Tender Offer or the Company contained in this Offer to Purchase or related documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

The Company’s officers and employees (who will not be specifically compensated for such services), the Depositary and Information Agent may contact Holders regarding the Tender Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Notes and in handling or forwarding tenders of Notes by their customers.

The expenses of soliciting tenders of the Notes will be borne by the Company. However, if a tendering Holder handles the transaction through its broker, dealer, commercial bank, trust company or other custodial entity, such Holder may be required to pay brokerage fees or commissions of that entity.

MISCELLANEOUS

The Company is not aware of any jurisdiction where the making of the Tender Offer is not in compliance with the laws of such state. If the Company becomes aware of any jurisdiction where the making of the Tender Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such state laws or may seek to have such state laws declared inapplicable to the Tender Offer. If, after such good faith effort, the Company cannot comply with any such applicable state laws, the Tender Offer will not be made to the Holders residing in each such state.

In order to tender Notes, a Holder should send or deliver a properly completed and signed Letter of Transmittal and any other required documents to the Depositary at one of its addresses set forth below or tender pursuant to DTC’s ATOP. Questions or requests for assistance relating to the procedures for tendering Notes or for additional copies of the Offer Documents may be directed to the Information Agent at its telephone number and address set forth below.

The Depositary for the Tender Offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only)

(212) 430-3775

Confirmation:

(212) 430-3774

By Mail, Overnight Courier or Hand:

Global Bondholder Services Corp.

Attn: Corporate Action

65 Broadway, Suite 404

New York, New York 10006

(212) 430-3774

The Information Agent for the Tender Offer is:

Global Bondholder Services Corporation

65 Broadway, Suite 404

New York, New York 10006

Banks and Brokers call: (212) 430-3774

Toll free: (866) 470-4200

Email: contact@gbsc-usa.com

You may contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Tender Offer or requests for additional copies of the Offer Documents.